WEALTH MINERALS LTD.

(formerly Triband Enterprises Corp.)
Suite 1901 – 1177 West Hastings Street
Vancouver, British Columbia
CANADA V6E 2K3
Phone: 604-331-0096 / Fax: 604-408-7499

NEWS RELEASE

WEALTH ACQUIRES SILVER-GOLD-COPPER PROJECT IN PERU

July 6, 2004 **Symbols: TSX-V - WML**
OTCBB - WMLLF

Wealth Minerals Ltd. ("Wealth" or the "Company") is pleased to announce that it has entered into an agreement with a private Peruvian company to acquire the Amata Project in southern Peru.

Subject to TSX Venture Exchange ("TSXV") approval, Wealth can acquire a 100% interest in a private Peruvian company's interest in the Amata Project by completing the following:

- Issuing 200,000 common shares of Wealth Minerals Ltd. on or before the date (the "Closing Date") which is 10 business days after the TSXV Approval Date;
- Issuing 200,000 common shares of Wealth Minerals Ltd. on or before the day which is one year after the Closing Date; and,
- Paying the sum of US$100,000 on or before the Closing Date.

The private Peruvian company currently holds an option to earn 70% interest in the project.

The Amata Project consists of 10,300 hectares and is located 50 km northeast of Arequipa City in the Coalaque district in the department of Moquegua, Peru. The project area contains the Amata high sulphidation epithermal system and associated porphyries located in the Cordillera of southern Peru.

The prospect was initially identified during the follow-up of thematic mapper anomalies which corresponded to a large volcanic complex with four volcanic edifices aligned NE-SW. Detailed geological mapping, systematic rock chip sampling and ground magnetics identified a large 10 x 4 km area of pervasive epithermal alteration with underlying porphyry intrusives in a setting similar to the Yanacocha Mine in northern Peru.

Alteration is typical of high sulphidation epithermal systems and characterized by extensive zones of vuggy silica and hydrothermal breccias bordered by zones of advanced argillic and propylitic alteration. Based on alteration mapping and surface geochemistry, six principle targets have been identified (Cerro Amata, Tincachoca, Cayrane, Tacune, Trinchera and Palcamayo) that vary from about 15 hectares (500 m x 300 m) to 120 hectares (1.2 km x 1 km) in size. The Cerro Amata target contains a central diatreme breccia body that has a surface dimension of approximately 600 x 300 m. The Breccias are strongly anomalous in silver (up to 2,400 g/t) and gold (up to 7.2 g/t) and hold the potential for bulk mineable silver-gold resources.

Information is based on a report acquired from Rio Tinto Exploration ("Rio Tinto").

In 2002/2003 Rio Tinto completed a two-staged drill program consisting of 15 widely-spaced holes, of which the most encouraging results include:

- AM-01: 317.80 m @ 31.7 g/t Ag, 0.11 g/t Au
- AM-02: 100.25 m @ 1.11% Cu, 0.16 g/t Au, 19.55 g/t Ag
- TQ-02: 26.8 m @ 2.6% Cu, 0.42 g/t Au, 45 g/t Ag

Not all the targets have been tested within the prospect area and those targets have only been tested with very wide spaced drill holes. The Company believes that due to the nature of the drill program, there is significant potential to expand the zones of mineralization or identify additional zones of significant mineralization.

Due to the immense size of the property, the Company plans to re-evaluate the targets within the prospect area identified by Rio Tinto. It is the Company's opinion that a more detailed grid mapping program would help to better understand the success of the previous drill holes. A program of mapping and sampling should commence shortly.

Wealth Minerals Ltd. is a well financed junior exploration company evaluating prospects with the potential to produce bulk tonnage discoveries.

On behalf of the board of directors of
WEALTH MINERALS LTD.

"Gary Freeman",
President